Exhibit 99.1

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Joao C. Manuel

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Shareholders Are Advised to Take No Action At This Time
Regarding Inmet’s Unsolicited Offer

Vancouver, BC – October 4, 2012: Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) reports that Inmet Mining Corporation (“Inmet”) has filed documents with Canadian securities regulatory authorities regarding its unsolicited offer to purchase all of the outstanding common shares of the Company, together with the associated rights issued and outstanding under the Company’s shareholder rights plan. The offer is not a “Permitted Bid” under the Company’s shareholder rights plan.

The Company’s board of directors, with the assistance of its financial and legal advisors, is evaluating the offer and the Company’s strategic alternatives and recommends that shareholders not take any action with respect to Inmet’s unsolicited offer (including the tendering of shares) until the board has had an opportunity to fully evaluate the offer and the Company’s strategic alternatives and communicate its views to shareholders. The Company will file and mail a Directors’ Circular containing the board’s recommendation to shareholders as soon as possible.

As previously disclosed, the Company is currently in the process of offering on a private placement basis US$210 million aggregate principal amount of senior secured notes due in 2017. The Company intends to use the proceeds from the offering to finance capital expenditures related to its Lomero-Poyatos mine in Spain and the Molejón mine in Panama, to fund a cash investment in Panama Desarrollo de Infraestructuras, S.A. (“PDI”) in connection with the proposed spin-off of PDI, to terminate its obligations under its existing prepaid forward minerals contracts, to repay a portion of its existing indebtedness, for general corporate purposes and to pay related fees and expenses.

The Company has engaged CST Phoenix Advisors to assist with shareholder communications in connection with the offer. Questions regarding the offer and, once the Directors’ Circular has been filed, the board’s recommendations with respect to the offer, can be directed to CST Phoenix Advisors at North American toll free 1-800-332-6309 or outside North America collect 201-806-2222.

About Petaquilla Minerals Ltd. – Petaquilla is a growing, diversified gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and select acquisitions. The Company operates a surface gold processing plant at its Molejon Gold Project, located in the south central area of Panama – a region known historically for gold content. In addition, the Company has exploration operations at its wholly-owned Lomero-Poyatos project located in the northeast part of the Spanish/Portuguese (Iberian) Pyrite Belt and several other exploration licenses in Iberia.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Joao C. Manuel
Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

CST Phoenix Advisors
North American Toll Free: 1-800-332-6309
Banks, Brokers and Collect calls: 201-806-2222
Toll Free Facsimile: 1-888-509-5907
Email: inquiries@phoenixadvisorscst.com

or

Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.